UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

NextGen Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65343C102

(CUSIP Number)

SHELDON RAZIN

C/O NEXTGEN HEALTHCARE, INC.

3525 Piedmont Road, NE

Building 6, Suite 700

Atlanta, Georgia 30305

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

SHELDON RAZIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,200,327
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,200,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,200,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

LANCE E. ROSENZWEIG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,782
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

KENNETH H. FEARN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

RAMON GREGROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

JULIE SCHOENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

RUBY SHARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 65343C102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of NextGen Healthcare, Inc., a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3525 Piedmont Road, NE, Building 6, Suite 700, Atlanta, GA 30305.

Item 2.	Identity and Background.

(a)                This statement is filed by:

(ii)	Sheldon Razin, as to the shares directly and beneficially owned by him, including shares held beneficially on behalf of each of the Razin Family Revocable Living Trust (the “Trust”), the Sheldon Razin Family Foundation (the “Foundation”), and members of his immediate family, and as a nominee for and current member of the Board of Directors of the Issuer (the “Board”);
(iii)	Lance E. Rosenzweig, as to the shares directly and beneficially owned by him and as a nominee for and current member of the Board;
(iv)	Kenneth H. Fearn, Jr., as a nominee for the Board;
(v)	Ramon Gregory, as a nominee for the Board;
(vi)	Julie Schoenfeld, as a nominee for the Board; and
(vii)	Ruby Sharma, as a nominee for the Board (together with Messrs. Razin, Rosenzweig, Fearn and Gregory and Ms. Schoenfeld, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)                The principal business address of Messrs. Razin and Rosenzweig is 3525 Piedmont Road, NE, Building 6, Suite 700, Atlanta, GA 30305. The principal business address of Mr. Fearn is 1150 Santa Monica Boulevard, Suite 1680, Los Angeles, CA 90025. The principal business address of Mr. Gregory is 105 Challenger Road, Ridgefiled Park, NJ 07660. The principal business address of Ms. Schoenfeld is 1230 Glen Oaks Boulevard, Pasadena, CA 91105. The principal business address of Ms. Sharma is 24 Arnold Drive, Princeton Junction, NJ 08550.

(c)                The principal occupation of Mr. Razin is serving as director and Chairman Emeritus of the Issuer, Co-Founder and Chairman of SurePrep, LLC, and Chairman of Navesink Mortgage Services LLC dba LoanBeam and dba Appraisal Fee Services (AFS). The principal occupation of Mr. Rosenzweig is serving as a director of the Issuer and as President, CEO and a director of Support.com. The principal occupation of Mr. Fearn is serving as Founder and Managing Partner of Integrated Capital LLC. The principal occupation of Mr. Gregory is serving as Senior Vice President, Customer Care at Samsung Electronics America. The principal occupation of Ms. Schoenfeld is serving as Entrepreneur in Residence at the California Institute of Technology. The principal occupation of Ms. Sharma is serving as Managing Partner at RNB Strategic Advisors.

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CUSIP No. 65343C102

(d)                No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares beneficially owned by Mr. Razin were founder’s shares, shares granted to him in his capacity as a director and executive officer of the Company, shares purchased on the open market using personal funds of both Mr. Razin and members of his family, and shares granted to certain members of his family as previous employees of the Company. The aggregate purchase price of the 70,600 shares purchased on the open market is approximately $98,709.38, excluding brokerage commissions.

The Shares beneficially owned by Mr. Rosenzweig were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Mr. Razin is the Founder and Chairman Emeritus of the Issuer, and previously served as Chairman of the Board and Chief Executive Officer. As the founder, and as someone who has dedicated a majority of his life to the betterment of the Issuer, Mr. Razin has always viewed the Issuer’s continued success and sustainability as his top priority, and is seeking to build upon the prosperous framework that he established when at the helm of the Issuer. Mr. Rosenzweig, a seasoned executive who has served as a director of the Issuer for a number of years, is equally concerned with the recent poor performance of the Issuer and restoring the Issuer to excellence for the benefit of all stakeholders, including shareholders, customers and employees. Due to the insular and uncooperative culture exhibited by a majority of the incumbent Board under the leadership of current Chairman Jeff Margolis, Mr. Razin felt compelled to nominate the Nominees for election to the Board.

On August 19, 2021, Mr. Razin delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of six highly-qualified candidates including, himself, Lance E. Rosenzweig, Kenneth H. Fearn, Jr., Ramon Gregory, Julie Schoenfeld and Ruby Sharma for election to the Board at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”). The Reporting Persons believe they have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below. The election of the Nominees to the Board would result in a change to the composition of the Board and could constitute a change in control under certain of the Issuer’s material agreements.

9

CUSIP No. 65343C102

Also on August 19, 2021, Messrs. Razin and Rosenzweig issued a press release (the “Press Release”) and public letter to shareholders of the Issuer (the “Shareholder Letter,” and together with the Press Release, the “Public Letter”) announcing that Mr. Razin had nominated the Nominees for election to the Board at the 2021 Annual Meeting. In the Public Letter, Messrs. Razin and Rosenzweig detailed their views for why the Board was in urgent need of being substantially refreshed and reinvigorated, citing, among other things, their serious concerns over the incumbent Board’s current “imperial” leadership, poor corporate governance and history of underperformance. On the other hand, as provided in the letter, the Nominees possess the right attributes, as demonstrated below and in the Public Letter, necessary to lead the Issuer at this critical juncture. The full text of the Public Letter is attached hereto as Exhibit 99.1 is incorporated herein by reference.

The Nominees are:

Kenneth H. Fearn, Jr., age 56, currently serves as Founder and Managing Partner of Integrated Capital LLC, a leading private real estate advisory and investment firm, since 2004. Previously, Mr. Fearn served as Managing Director and Chief Financial Officer of Maritz, Wolff & Co., a private equity firm, from 1995 to 2004. Prior to that, Mr. Fearn worked with Fortune 200 companies to address issues of profitability and develop business strategies at McKinsey & Company, a strategy management consulting firm, from 1993 to 1995. Earlier in his career, Mr. Fearn was involved with corporate merger and acquisition assignments at JP Morgan & Co. (n/k/a JP Morgan Chase & Co. (NYSE: JPM)), a global investment banking firm. Mr. Fearn currently serves on the board of directors of Braemar Hotels & Resorts, Inc. (NYSE: BHR), a real estate investment trust, since August 2016, the American Hotel and Lodging Association, the sole national association representing all segments of the U.S. lodging industry, since January 2021, as Chairman and board member at the National Association of Black Hotel Owners, Operators and Developers, one of the leading organizations advocating for minority ownership and development in the hotel and hospitality industry, since July 2014, and as a board member of the Marriott International Owner Advisory Board, since 2006. Mr. Fearn previously served as Chairman of the Board of Commissioners of the Community Redevelopment Agency of the City of Los Angeles, and on the board of directors of the Los Angeles Chamber of Commerce. In addition, he served on the advisory board of the Medical Genetics Institute at Cedars-Sinai Medical Center and as Entrepreneur in Residence at the Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship at Cornell University. Mr. Fearn received an M.B.A from the Harvard University Graduate School of Business and received a B.A. in Political Science from the University of California, Berkeley.

10

CUSIP No. 65343C102

Ramon Gregory, age 61, currently serves as the Senior Vice President, Customer Care at Samsung Electronics America, a provider of marketing services for consumer electronics, information systems and home appliance products, since September 2020. Mr. Gregory served as Senior Vice President, Customer Support Services at Cardinal Health, Inc. (NYSE: CAH), a healthcare services and products company, from 2011 to September 2019. Prior to that, Mr. Gregory served as Executive Director, Consumer Sales and Services at Telstra Corporation Limited (OTCMKTS: TLSYY), a company that engages in the provision of telecommunications and information services for domestic and international customers, from 2009 to 2011. From 2006 to 2009, Mr. Gregory served as Senior Vice President, Brokerage Trading and Customer Service at E*TRADE Financial Corporation, a financial services company and online brokerage industry. Prior to that, Mr. Gregory served as Senior Vice President, Customer Service Operations at The Home Depot, Inc. (NYSE: HD), a seller of building materials and home improvement products, from 2000 to 2005. Earlier in his career, Mr. Gregory served as Senior Vice President, Global Call Center Operations at American International Group, Inc. (NYSE: AIG), a provider of insurance products for commercial, institutional, and individual customers, and as Vice President of Participant Services at Fidelity Investments Inc., an investment firm that specializes in the fields of retirement, investments, online trading, and asset management. Mr. Gregory is currently a member of the Executive Leadership Council, an independent nonprofit that opens channels of opportunity for the development of Black executives to positively impact business and communities, and previously served as the membership co-chair. He serves as Chairman Emeritus at the Columbus Urban League, a community-based, non-profit, advocacy organization, where he previously served as Chairman. In addition, Mr. Gregory serves as a member of the board of directors of Leverage Network, an organization dedicated to promoting the advancement of Black executives on boards of directors and in senior leadership within the healthcare industry. Mr. Gregory received a B.A. in Communications from the University of Cincinnati.

Sheldon Razin, age 83, is a director and Chairman Emeritus of the Company (NASDAQ: NXGN). He is the founder of the Company and served as its Chairman of the Board from its incorporation in 1974 until his retirement as Chairman and his appointment as Chairman Emeritus in November 2015. Mr. Razin served as Chief Executive Officer of the Company from 1974 until April 2000. Since the Company’s incorporation until April 2000, he also served as President, except for the period from August 1990 to August 1991. Additionally, Mr. Razin served as the Company’s Treasurer from its incorporation until October 1982. Prior to founding the Company, he held various technical and managerial positions with Rockwell International Corporation and was a founder of the Company’s predecessor, Quality Systems, a sole proprietorship engaged in the development of software for commercial and space applications and in management consulting work. Mr. Razin is also a co-founder and board chairman of SurePrep, LLC, a tax technology and service company. In addition, he is the board chairman of LoanBeam, a company spun-off of SurePrep, LLC that automates loan processing and Navesink Mortgage Services LLC. A financial technology company. Mr. Razin holds a B.S. degree in Mathematics from the Massachusetts Institute of Technology. Mr. Razin has been a director of the Company since 1974.

Lance E. Rosenzweig, age 58, currently serves as a director of the Company (NASDAQ: NXGN). From August 2020 to present, he has served as President, CEO and member of the board of directors of Support.com (NASDAQ: SPRT), a leading provider of customer and technical support solutions and security software. Mr. Rosenzweig served as Chairman of the board of directors of Boingo Wireless (formerly NASDAQ: WIFI), a wireless internet and cellular services provider, from March 2019 until the Company was taken private in June 2021, and previously served as Lead Independent Director from August 2017 until March 2019, and as a director from July 2014 until August 2017. From 2018 to 2020, Mr. Rosenzweig served as CEO of Startek Inc. (NYSE: SRT), a global business process outsourcing company. From January 2015 through December 2016, Mr. Rosenzweig served as Operating Executive of Marlin Operations Group, which works with Marlin Equity Partners, a global investment firm focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Previously, Mr. Rosenzweig served as Chief Executive Officer and President, Global Markets for Aegis USA, Inc., a leading business process outsourcing company, from 2013 through the company’s sale to Teleperformance in 2014. Mr. Rosenzweig co-founded and served as Chairman of the Board of PeopleSupport, Inc. (NASDAQ: PSPT), a business process outsourcing company, since its inception in 1998, and was PeopleSupport’s Chief Executive Officer from 2002 through the company’s sale in 2008. Mr. Rosenzweig held a variety of management and entrepreneurial roles from 1985 to 2002. Mr. Rosenzweig has a B.S. in Industrial Engineering and an M.B.A with honors every term, both from Northwestern University. Mr. Rosenzweig has been a director of the Company since 2012.

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CUSIP No. 65343C102

Julie Schoenfeld, age 63, currently serves as an Entrepreneur in Residence at the California Institute of Technology, a world-renowned science and engineering research and education institution, since September 2019. Previously, Ms. Schoenfeld served as Vice President of Strobe LiDAR at Cruise LLC, an American self-driving car company, from October 2017 to June 2019. Prior to that, Ms. Schoenfeld served as CEO at Strobe, Inc., a provider of light detection and ranging (LIDAR) solution, from 2014 to October 2017. Prior to that, Ms. Schoenfeld served as CEO of Perfect Market, Inc., an enterprise software company acquired by Taboola Inc., from 2007 to 2014. Earlier in her career, Ms. Schoenfeld was CEO of OEwaves Inc., a communications applications company, from 2000 to 2007, and served as the founder and CEO of Net Effect, an enterprise software company acquired by Ask Jeeves, from 1998 to 2000. Ms. Schoenfeld currently serves as a member of the board of directors at Startek Inc. (NYSE: SRT), global business process outsourcing company that provides Omni channel customer interactions, technology and back-office support solutions, since January 2019, Prodege LLC, a cutting-edge marketing and consumer insights platform, since February 2016 and OEwaves Inc., a manufacturer of microwave photonic products, since 2000, and as an Advisory Board Member at Taboola Inc., a provider of an artificial intelligence platform that is used by digital properties to drive monetization and user engagement, since August 2014. Ms. Schoenfeld previously served as a member of the board of directors at Strobe, Inc. from June 2010 to January 2017. Ms. Schoenfeld received an M.B.A. from the Harvard University Graduate School of Business and a B.S. in Engineering from Tufts University.

Ruby Sharma, age 54, currently serves as Managing Partner of RNB Strategic Advisors, a strategic advisory firm, since September 2018. Ms. Sharma served as a Partner at Ernst & Young, LLP (n/k/a EY), a multinational professional services network, from 2002 to 2017, where she led the Center for Board Matters and Risk Advisory from 2010 to December 2017 and served in Fraud Investigations and Dispute Services from 2002 to 2010. Ms. Sharma served as Senior Manager of Forensic and Litigation Services at Arthur Andersen LLP, a holding company that provided auditing, tax and consulting services to large corporations, from 1999 to 2002. Prior to that, Ms. Sharma served as Senior Manager and Assistant to the Managing Partner at Grant Thornton GMBH, a professional services network of independent accounting and consulting member firms, from 1996 to 1998. Ms. Sharma served as Manager at Haines Watts, a UK firm of chartered accountants and business advisors, from 1989 to 1996. Ms. Sharma served as Vice Chair of the Board of Trustees and Chair of the Audit Committee of Penn Medicine Princeton Health, a leading provider of healthcare services, from 2010 to October 2020. Ms. Sharma received a Bachelor of Arts in Economics from Delhi University. Additionally, she became a Fellow Chartered Accountant in Accounting and Related Services from the Institute of Chartered Accountants in England and Wales.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 67,265,545 Shares outstanding as of July 27, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2021.

A.	Mr. Razin
(a)	As of the close of business on August 24, 2021, Mr. Razin beneficially owned 10,200,327 Shares, which consists of (i) 100 shares held in record name; (ii) 9,889,727 shares held beneficially on behalf of the Trust, (iii) 287,000 Shares held beneficially on behalf of the Foundation, and (iv) 32,500 held beneficially on behalf of family members.

Percentage: Approximately 15.2%

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CUSIP No. 65343C102

(b)	1. Sole power to vote or direct vote: 10,200,327 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 10,200,327

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Rosenzweig
(a)	As of the close of business on August 24, 2021, Mr. Rosenzweig beneficially owned 35,782 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,782
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,782

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Messrs. Fearn and Gregory and Mses. Schoenfeld and Sharma
(a)	As of the close of business on August 24, 2021, none of Messrs. Fearn and Gregory nor Mses. Schoenfeld and Sharma beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Fearn and Gregory nor Mses. Schoenfeld and Sharma has entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 65343C102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 19, 2021, the Nominees entered into the Joint Filing and Solicitation Agreement (the “JFSA”) in connection with the 2021 Annual Meeting, pursuant to which, among other things, (a) the Nominees agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, to the extent required by applicable law, (b) the Nominees agreed to provide Mr. Razin’s counsel, Olshan Frome Wolosky LLP (“Olshan”), advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Issuer which he or she has, or would have, direct or indirect beneficial ownership, (c) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Mr. Razin, (d) the Nominees agreed to take such action as they deem advisable and all other action necessary or advisable in connection with the 2021 Annual Meeting, and (e) Mr. Razin has the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly such pre-approved expenses. The JFSA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Fearn and Gregory and Mses. Schoenfeld and Sharma has granted Mr. Razin power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s shareholders at the 2021 Annual Meeting. A form of POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Public Letter, dated August 19, 2021
99.2	Joint Filing and Solicitation Agreement
99.3	Form of Power of Attorney

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CUSIP No. 65343C102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021

/s/ Sheldon Razin
Sheldon Razin Individually and as attorney-in-fact for Kenneth H. Fearn, Jr., Ramon Gregory, Julie Schoenfeld and Ruby Sharma

/s/ Lance E. Rosenzweig
Lance E. Rosenzweig

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CUSIP No. 65343C102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/ (Sold)	Price per Share ($)	Date of Purchase

Sheldon Razin

Acquisition of Common Stock[1]	14,706	13.9400	08/18/2021

1 Represents shares of Common Stock underlying Restricted Stock Awards granted to Mr. Razin in connection with his service on the Board, which vested on the 1-year anniversary of their date of grant.